SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 1)*

                               PARKERVISION, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    701354102
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                Jeffrey L. Parker
                               ParkerVision, Inc.
                               8493 Baymeadows Way
                           Jacksonville, Florida 32256
                            Telephone: (904) 737-1367
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                  June 1, 2001
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------                   ------------------------------
CUSIP No. 701354102                                    Page 2 of 19 Pages
------------------------------                   ------------------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          J-Parker Family Limited Partnership
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |X|
                                                                        (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A - See Item 3
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           |_|
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Nebraska
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     -0-
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    2,343,502 Shares
           EACH             ---------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      -0-
                            ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     2,343,502 Shares
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,343,502
-------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                               |_|
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.0%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------                   ------------------------------
CUSIP No. 701354102                                    Page 3 of 19 Pages
------------------------------                   ------------------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          J-ParkerCo., Inc.
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |X|
                                                                        (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A - See Item 3
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                              |_|
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Nebraska
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     -0-
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    2,343,502 Shares
           EACH             ---------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      -0-
                            ---------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    2,343,502 Shares
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,343,502 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           |_|
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.0%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------                   ------------------------------
CUSIP No. 701354102                                    Page 4 of 19 Pages
------------------------------                   ------------------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Jeffrey L. Parker
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) |X|
                                                                       (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A - See Item 3
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          |_|
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     723,314 Shares
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    2,343,502 Shares
           EACH             ---------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      723,314 Shares
                            ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     2,343,502 Shares
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,066,816 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           |_|
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                   ------------------------------
CUSIP No. 701354102                                    Page 5 of 19 Pages
------------------------------                   ------------------------------

         This Amendment No. 1 to Schedule 13D ("Amendment No. 1") restates in its entirety the Schedule 13D filed by J-Parker Family Limited Partnership ("J-PFLP"), J-ParkerCo., Inc. ("J-General Partner") and Jeffrey L. Parker ("Parker" and, together with J-PFLP and J-General Partner, collectively referred to as the "Reporting Persons") with respect to ownership of the common stock of ParkerVision, Inc..

         The percentage of beneficial ownership reflected in this Amendment No. 1 is based upon 13,775,263 shares of Common Stock outstanding as of April 30, 2001, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended March 31, 2001.

Item 1.  Securities and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share ("Common Stock"), of ParkerVision, Inc. ("Issuer"), a Florida corporation, whose principal executive offices are located at 8493 Baymeadows Way, Jacksonville, Florida 32256.

Item 2.  Identity and Background

         J-PFLP's business address is located at 409 S. 17th Street, Omaha, Nebraska 68102. J-PFLP is a limited partnership organized and existing under the laws of Nebraska. The principal business of J-PFLP is to hold certain shares of the Issuer's Common Stock owned by Parker.

         J-General Partner's business address is located at 409 S. 17th Street, Omaha, Nebraska 68102. J-General Partner is a corporation organized and existing under the laws of Nebraska. The principal business of J-General Partner is to act as the sole general partner of J-PFLP. J-General Partner owns 1% of J-PFLP and was formed, and is 100% owned, by Parker. Parker is the President and sole Director of J-General Partner.

         Parker's business address is located at 8493 Baymeadows Way, Jacksonville, Florida 32256. Parker is the Chairman of the Board and Chief Executive Officer of the Issuer. The Issuer is engaged in the design, manufacture and distribution of automated video camera control systems and D2D wireless technology. Parker is a citizen of the United States.

         None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.  Source and Amount of Funds or Other Consideration

         Parker acquired 2,680,374 shares of the Issuer's Common Stock prior to November 30, 1993, which was the date of the Issuer's initial public offering of securities and the date on which the Common Stock was first registered under the Securities Exchange Act of 1933, as amended.

------------------------------                   ------------------------------
CUSIP No. 701354102                                    Page 6 of 19 Pages
------------------------------                   ------------------------------


         On December 29, 1995, Parker contributed the 2,680,374 shares to J-PFLP in exchange for a 98.89% limited partnership interest. These shares are J-PFLP's sole asset. No funds were used by either J-PFLP or J-General Partner to acquire these shares.

         From December 29, 1995 through September 7, 2000, the Reporting Persons made various acquisitions by means of stock option grants and dispositions by way of gifts of shares of the Issuer's Common Stock but such acquisitions or dispositions represented less than one percent of the Issuer's Common Stock and were not material in nature. The Reporting Persons used either working capital or personal funds to make such acquisitions.

         On September 7, 2000, Parker was granted an option to purchase 350,000 shares of the Issuer's Common Stock at an exercise price of $41.00 per share. The option vested in full on the date of grant and expires on September 7, 2010. On the same date, Parker was granted another option to purchase 150,000 shares of the Issuer's Common Stock at an exercise price of $61.50 per share. This option vests in five equal annual installments commencing October 1, 2001 and expires on October 1, 2010. Parker did not use any funds to acquire these options.

Item 4.  Purpose of Transactions

         The Reporting Persons made the acquisitions and dispositions reported on in this Amendment No. 1 in the ordinary course of their business activities. The Reporting Persons may undertake one or more of the actions set forth below.

         (a) Each of the Reporting Persons may acquire additional securities or sell securities of the Issuer from time to time in the market or in private transactions.

         Parker holds options to purchase an aggregate of 795,000 shares of the Issuer's Common Stock as indicated in the table below.

        Number of Shares
        Underlying Option             Exercise Price          Expiration Date
        -----------------             --------------          ---------------
               50,000                       $5.00              October 2003

               20,000                      $7.875              December 2005

              100,000                     $13.875                June 2006

              112,500                     $11.875              January 2007

               12,500                      $19.00              February 2008

              350,000                      $41.00              October 2010

              150,000                      $61.50              October 2010

------------------------------                   ------------------------------
CUSIP No. 701354102                                    Page 7 of 19 Pages
------------------------------                   ------------------------------


Except for the option to acquire 150,000 shares of the Issuer's Common Stock which expires in October 2010, all of the options are fully vested and are immediately exercisable. The option expiring in October 2010 vests in five equal annual installments commencing on October 1, 2001.

         Other than the rights described above, and except that Parker in the future may be issued options to purchase additional shares of the Issuer's Common Stock under the Issuer's 1993 Stock Plan and 2000 Performance Equity Plan for serving as a director and employee of the Issuer, none of the Reporting Persons have any agreements to acquire any additional Common Stock at this time.

         Except as discussed above, none of the Reporting Persons have any plans or proposals to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) - (b) J-PFLP is the beneficial owner of 2,343,502 shares of Common Stock of the Issuer. J-PFLP has shared voting and dispositive power over these shares as described below. J-PFLP beneficially owns 17.0% of the Issuer's Common Stock.

         J-General Partner is the beneficial owner of 2,343,502 shares of Common Stock of the Issuer. J-General Partner, in its capacity of being the sole general partner of J-PFLP, controls J-PFLP. Accordingly, J-General Partner is the beneficially owner of the shares held by J-PFLP. J-General Partner has shared voting and dispositive power over the shares held by J-PFLP. J-General Partner beneficially owns 17.0% of the Issuer's Common Stock.

         Parker is the beneficial owner of 3,066,816 shares of Common Stock of the Issuer. This amount represents (i) 2,343,502 shares of the Issuer's Common Stock held by J-PFLP, (ii) 7,500 shares of the Issuer's Common Stock owned of record by Parker's three minor children over which Parker disclaims ownership,
(iii) 70,814 shares of the Issuer's Common Stock held directly by Parker and
(iv) 645,000 shares of the Issuer's Common Stock issuable upon immediately exercisable options held by Parker. This amount does not include 150,000 shares of the Issuer's Common Stock issuable upon exercise of options held by Parker that are not currently exercisable and will not become exercisable within the next 60 days. Parker, as owning 98.89% of the limited partnership interests of J-PFLP and 100% of J-General Partner and being the President and sole Director of J-General Partner, controls J-General Partner and J-PFLP. Accordingly, Parker is deemed to be the beneficial owner of the shares held by J-PFLP and J-General Partner. As a result of Parker's control of J-General Partner and J-PFLP, Parker ultimately has sole voting and dispositive power over the shares held by J-PFLP,

------------------------------                   ------------------------------
CUSIP No. 701354102                                    Page 8 of 19 Pages
------------------------------                   ------------------------------


although it is nominally shared with J-PFLP as the record owner of the shares, and with J-General Partner which, as sole general partner, controls J-PFLP. Additionally, Parker has shared voting and dispositive power over the shares held by his minor children and sole voting and dispositive power over the remaining shares. Parker beneficially owns 21.3% of the Issuer's Common Stock.

         (c) On June 1, 2001, Parker entered into a stock purchase agreement with Barbara Parker, Parker's mother. Pursuant to the agreement, Parker sold 165,800 shares of the Issuer's Common Stock to Ms. Parker in exchange for $3,645,000 and all of the right, title and interest in and to certain property held by Ms. Parker.

         On June 12, 2001, Parker transferred 20,000 shares of the Issuer's Common Stock by gift to a charitable organization and 100 shares of the Issuer's Common Stock by gift to an individual. Parker did not receive any consideration for these transfers.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

         On September 7, 2000, Parker entered into stock option agreements to reflect the stock option grants described in Item 4(a) above. On June 1, 2001, Parker entered into the stock purchase agreement described in Item 5(c) above.

Item 7.  Material to be Filed as Exhibits

         1.       Amended Joint Filing Agreement*

         2. Stock Option Agreement, dated as of September 7, 2000, between the Issuer and Jeffrey L. Parker.

         3. Stock Option Agreement, dated as of September 7, 2000, between the Issuer and Jeffrey L. Parker.

---------------------
* Previously filed with the Schedule 13D on December 29, 1995.

------------------------------                   ------------------------------
CUSIP No. 701354102                                    Page 9 of 19 Pages
------------------------------                   ------------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 27, 2001

                                     J-Parker Family Limited Partnership
                              By:    J-ParkerCo., Inc., General Partner



                              By:     /s/ Jeffrey L. Parker
                                     ---------------------------------------
                                     Name: Jeffrey L. Parker
                                     Title: President


                                     J-Parker Family Limited Partnership



                              By:     /s/ Jeffrey L. Parker
                                     ---------------------------------------
                                     Name: Jeffrey L. Parker
                                     Title: President


                                      /s/ Jeffrey L. Parker
                                     ---------------------------------------
                                     Jeffrey L. Parker

------------------------------                   ------------------------------
CUSIP No. 701354102                                    Page 10 of 19 Pages
------------------------------                   ------------------------------




                             STOCK OPTION AGREEMENT

         AGREEMENT dated as of September 7, 2000 between JEFFREY PARKER, with a business address of P.O. Box 56346, Jacksonville, Florida 32256 (the "Employee" or "Grantee") and PARKERVISION, INC., a Florida corporation having its principal office at 8493 Baymeadows Way, Jacksonville, Florida 32256 ("Company").

         WHEREAS, on September 7, 2000, the Board of Directors of the Company authorized the terms of an Employment Agreement with Employee executed simultaneously herewith ("Employment Agreement"), and the grant to the Employee of an option to purchase an aggregate of 350,000 of the authorized but unissued shares of the Common Stock of the Company, $.01 par value ("Common Stock"), on the terms and conditions set forth in this Agreement and the 2000 Performance Equity Plan ("Plan");

         WHEREAS, the Employee desires to acquire said option on the terms and conditions set forth in this Agreement; and

         WHEREAS, capitalized terms not otherwise defined in this Agreement shall have the meanings ascribed to them in the Plan.

         IT IS AGREED:

         1. Grant of Option. The Company hereby grants to the Employee the right and option to purchase all or any part of an aggregate of 350,000 shares of the Common Stock ("Option") on the terms and conditions set forth herein and in the Plan. The Option is a non-qualified stock option, not intended to qualify under any section of the Internal Revenue Code of 1986, as amended.

         2. Exercise Price. The exercise price of each share of Common Stock subject to the Option ("Option Shares") shall be $41.00.

         3. Vesting and Exercisability

                  3.1 The right to purchase the Option Shares under this Option is vested as of October 1, 2000 and shall remain exercisable until the close of business on October 1, 2010 (the "Exercise Period").

                  3.2 In the event of the occurrence of a Non-Approved Transaction or an Approved Transaction as set forth in Section 10 of the Plan, the Employee will have the right to require the Company to repurchase the Option from the Employee at a price equal to the Repurchase Value of the Option in the event that the Employee has been advised that he would (or reasonably could) be liable to the Company under Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") if he were to exercise the Option and immediately sell the underlying Option Shares. If Employee elects to require the Company to repurchase the Option, it will give written notice to the Company of its election within ten days of the consummation of the transaction. The Company will pay the amount due to Employee by certified check or wire transfer within five days of the receipt of the notice.

------------------------------                   ------------------------------
CUSIP No. 701354102                                    Page 11 of 19 Pages
------------------------------                   ------------------------------



         4. Rights as a Stockholder. The Employee shall not have any of the rights of a stockholder with respect to the Option Shares until such shares have been issued after the due exercise of the Option.

         5. Adjustments. In the event of a stock split or exchange, stock dividend, combination of shares, or any other similar change in the Common Stock of the Company as a whole, the Board of Directors of the Company shall make equitable, proportionate adjustments in the number and kind of shares covered by the Option and in the option price thereunder, in order to preserve the Employee's then proportionate interest in the Company and to maintain the aggregate option price.

         6. Transferability of Option and Option Shares.

                  6.1 The Employee hereby represents and warrants to the Company that he is acquiring the Option for his own account and not with a view to the distribution thereof.

                  6.2 The Employee hereby agrees that he shall not sell, transfer by any means or otherwise dispose of the Option Shares acquired by him without registration under the Securities Act of 1933 ("Act") and in compliance with Rule 144, if applicable, or in the event that they are not so registered, unless (i) an exemption from the Act is available thereunder, (ii) the Employee has furnished the Company with notice of such proposed transfer and (iii) the Company's legal counsel, in its reasonable opinion, shall deem such proposed transfer to be so exempt.

         7. Reload Option. If the Employee tenders shares of Common Stock to pay the exercise price of the Option, and/or withheld to pay the applicable withholding taxes upon exercise of a portion of the Option, the Employee will receive a new option (the "Reload Option") to purchase that number of shares of Common Stock equal to the number of shares tendered to pay the exercise price and the withholding taxes. The Reload Option shall have an exercise price equal to the Fair Market Value as of the date of exercise of the Option. The Reload Option may be exercised commencing one year after it is granted and shall expire on the date of expiration of the Option.

         8.  Employee's Acknowledgments. The Employee hereby acknowledges that:

                  8.1 All reports and documents required to be filed by the Company with the Securities and Exchange Commission pursuant to the Exchange Act within the last 12 months have been made available to the Employee for his inspection.

                  8.2 If he exercises the Option, he may have to bear the economic risk of the investment in the Option Shares for an indefinite period of time because the Option Shares may not have been registered under the Act and cannot be sold by him unless they are registered under the Act or an exemption therefrom is available thereunder.

                  8.3 In his position with the Company, he has had both the opportunity to ask questions of and receive answers from the officers and directors of the Company and all persons acting on its behalf concerning the terms and conditions of the offer made hereunder and to

------------------------------                   ------------------------------
CUSIP No. 701354102                                    Page 12 of 19 Pages
------------------------------                   ------------------------------



obtain any additional information to the extent the Company possesses or may possess such information or can acquire it without unreasonable effort or expense necessary to verify the accuracy of the information obtained pursuant to subparagraph (a) above.

                  8.4 The Company shall place stop transfer orders with its transfer agent against the transfer of the Option Shares in the absence of registration under the Act or an exemption therefrom or if required by the federal securities laws.

                  8.5 In the absence of registration under the Act, the certificates evidencing the Option Shares shall bear the following legend:

                  "The Shares represented by this certificate have been acquired for investment and have not been registered under the Securities Act of 1933. The shares may not be sold or transferred in the absence of such registration or an exemption therefrom under said Act."

         9. Exercise of Option.

                  9.1 Subject to the terms and conditions of the Agreement, the Option may be exercised from time to time, in whole or in part, by written notice to the Company at its principal place of business. Such notice shall state the election to exercise the Option and the number of Option Shares in respect to which it is being exercised, and, if the Option Shares are not then registered for resale under the Act, such notice shall contain such representations as are reasonably required by the Company for the issuance of the Option Shares at such time. Such notice shall be accompanied by payment of the full exercise price of the Option Shares.

                  9.2 The exercise price may be made on a "cashless basis," as described below or in cash or by check, bank draft or money order payable to the order of the Company. If the Employee elects to make a "cashless" exercise of this Option, then payment of the exercise price may be made by the delivery to the Company of that number of shares of Common Stock owned by the Employee for at least six months having a Fair Market Value equal to the aggregate exercise price.

                  9.3 The Company shall issue a certificate or certificates evidencing the Option Shares as soon as practicable after the notice is received and the payment has cleared the banking system. The certificate or certificates evidencing the Option Shares shall be registered in the name of the person or persons so exercising the Option.

                  9.4 The Company hereby represents and warrants to the Employee that the Option Shares, when issued and delivered by the Company to the Employee in accordance with the terms and conditions hereof, will be duly and validly issued and fully paid and non-assessable.

         10. Withholding Taxes. Not later than the date as of which an amount first becomes includible in the gross income of Employee for Federal income tax purposes with respect to the Option, Employee shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any Federal, state and local taxes of any kind required by law to be withheld or paid with respect to such amount. The obligations of the Company pursuant to this Agreement shall be conditional upon such payment or arrangements with the

------------------------------                   ------------------------------
CUSIP No. 701354102                                    Page 13 of 19 Pages
------------------------------                   ------------------------------




Company and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Employee from the Company. Any required withholding tax may be paid at the election of the Employee in cash or by check, or by delivering that number of shares of Common Stock owned by the Employee for at least six months having a Fair Market Value equal to the aggregate of the tax amount due.

         11. Miscellaneous.

                  11.1 All notices provided for in this Agreement shall be in writing, and shall be deemed to have been duly given when delivered personally to the party to receive the same, when transmitted by electronic means, or when mailed first class postage prepaid, by certified mail, return receipt requested, addressed to the party to receive the same at his or its address set forth below, or such other address as the party to receive the same shall have specified by written notice given in the manner provided for in this Section 11. All notices shall be deemed to have been given as of the date of personal delivery, transmittal or mailing thereof.

                  If to Employee:

                           Jeffrey Parker
                           P.O. Box 56346
                           Jacksonville, Florida  32256
                           (Fax)  904-731-9112
                           (E-mail) jparker@parkervision.com

                  If to the Company:

                           ParkerVision, Inc.
                           8493 Baymeadows Way
                           Jacksonville, Florida  32256
                           Attn: President
                           (Fax) 904-448-6301
                           (E-mail) rsisisky@parkervision.com

                  11.2 This Agreement and the Employment Agreement set forth the entire agreement of the parties relating to the Option and is intended to supersede all prior negotiations, understandings and agreements. No provisions of this Agreement may be waived or changed except by a writing by the party against whom such waiver or change is sought to be enforced. The failure of any party to require performance of any provision hereof or thereof shall in no manner affect the right at a later time to enforce such provision.

                  11.3 All questions with respect to the construction of this Agreement and the rights and obligations of the parties hereunder shall be determined in accordance with the law of the State of Florida applicable to agreements made and to be performed entirely in Florida.

                  11.4 This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Company. Except as provided in
Section 6 of this Agreement or as permitted under the Plan, this Agreement shall not be assignable by Employee, but shall inure to the benefit of and be binding upon Employee's heirs and legal representatives.

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CUSIP No. 701354102                                    Page 14 of 19 Pages
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                  11.5 Should any provision of this Agreement become legally unenforceable, no other provision of this Agreement shall be affected, and this Agreement shall continue as if the Agreement had been executed absent the unenforceable provision.

                  11.6 The Company represents that the cashless exercise and repurchase provisions set forth in Sections 3.2, 9.2, and 10 of this Agreement was specifically approved by the Board of Directors of the Company in connection with the approval of this Agreement.


         IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

                                           PARKERVISION, INC.

                                                /s/ Richard L. Sisisky
                                           By:_____________________________
                                                 Richard L. Sisisky, President

                                                /s/ Jeffrey Parker
                                            -------------------------------
                                                 JEFFREY PARKER

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CUSIP No. 701354102                                    Page 15 of 19 Pages
------------------------------                   ------------------------------


                             STOCK OPTION AGREEMENT

         AGREEMENT dated as of September 7, 2000 between JEFFREY PARKER, with a business address of P.O. Box 56346, Jacksonville, Florida 32256 (the "Employee" or "Grantee") and PARKERVISION, INC., a Florida corporation having its principal office at 8493 Baymeadows Way, Jacksonville, Florida 32256 ("Company").

         WHEREAS, on September 7, 2000, the Board of Directors of the Company authorized the terms of an Employment Agreement with Employee executed simultaneously herewith ("Employment Agreement"), and the grant to the Employee of an option to purchase an aggregate of 150,000 of the authorized but unissued shares of the Common Stock of the Company, $.01 par value ("Common Stock"), on the terms and conditions set forth in this Agreement and the 2000 Performance Equity Plan ("Plan");

         WHEREAS, the Employee desires to acquire said option on the terms and conditions set forth in this Agreement; and

         WHEREAS, capitalized terms not otherwise defined in this Agreement or referenced as being defined in the Employment Agreement, shall have the meanings ascribed to them in the Plan

         IT IS AGREED:

         1. Grant of Option. The Company hereby grants to the Employee the right and option to purchase all or any part of an aggregate of 150,000 shares of the Common Stock ("Option") on the terms and conditions set forth herein and in the Plan. The Option is a non-qualified stock option, not intended to qualify under any section of the Internal Revenue Code of 1986, as amended.

         2. Exercise Price. The exercise price of each share of Common Stock subject to the Option ("Option Shares") shall be $61.50.

         3. Vesting and Exercisability.

                  3.1 Options to purchase 30,000 Option Shares shall vest and become exercisable on October 1 of each of 2001, 2002, 2003, 2004 and 2005. After a portion of the Option vests and becomes exercisable, it shall remain exercisable, except as otherwise provided herein, until the close of business on October 1, 2010 (the "Exercise Period").

                  3.2 If the Employee's employment with the Company terminates by reason of death, Disability, or due to Normal Retirement, the unvested portion of the Option shall immediately vest and become exercisable. The entire Option will then remain exercisable until the expiration of the Exercise Period.

                  3.3 If the Employee's employment is terminated without "Cause" (as defined in Section 3.4 of the Employment Agreement) or Employee terminates his employment for "Good Reason" (as defined in Section 3.5 of the Employment

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CUSIP No. 701354102                                    Page 16 of 19 Pages
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Agreement), then, only for purposes of determining Employee's rights under the
Option, Employee shall be considered to be an employee of the Company for a period of three years after such termination and the Options that would vest on any October 1 in such three year period shall vest and become exercisable on such October 1 and, in case such three year period includes any portion of a calendar year (a "Partial Year") but does not include October 1 of such year, then one twelfth (1/12) of the Options which would have vested on the October 1 following such three year period shall vest and become exercisable on the last day of each calendar month during such three year period in such Partial Year. Any portion of the Option which was fully vested and exercisable at the time of termination or which becomes exercisable pursuant to this provision may be exercised for a period of five years from the date of such termination of employment or until the expiration of the Exercise Period, whichever is shorter.

                  3.4 In the event of the occurrence of a Non-Approved Transaction or an Approved Transaction as set forth in Section 10 of the Plan, the Employee will have the right to require the Company to repurchase the Option from the Employee at a price equal to the Repurchase Value of the Option in the event that the Employee has been advised that he would (or reasonably could) be liable to the Company under Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") if he were to exercise the Option and immediately sell the underlying Option Shares. If employee elects to require the Company to repurchase the Option, it will give written notice to the Company of its election within ten days of the consummation of the transaction. The Company will pay the amount due to Employee by certified check or wire transfer within five days of the receipt of the notice.

         4. Rights as a Stockholder. The Employee shall not have any of the rights of a stockholder with respect to the Option Shares until such shares have been issued after the due exercise of the Option.

         5. Adjustments. In the event of a stock split or exchange, stock dividend, combination of shares, or any other similar change in the Common Stock of the Company as a whole, the Board of Directors of the Company shall make equitable, proportionate adjustments in the number and kind of shares covered by the Option and in the option price thereunder, in order to preserve the Employee's then proportionate interest in the Company and to maintain the aggregate option price.

         6. Transferability of Option and Option Shares.

                  6.1 The Employee hereby represents and warrants to the Company that he is acquiring the Option for his own account and not with a view to the distribution thereof.

                  6.2 The Employee hereby agrees that he shall not sell, transfer by any means or otherwise dispose of the Option Shares acquired by him without registration under the Securities Act of 1933 ("Act") in compliance with Rule 144, if applicable, or in the event that they are not so registered, unless
(i) an exemption from the Act is available thereunder, (ii) the Employee has furnished the Company with notice of such proposed transfer and (iii) the Company's legal counsel, in its reasonable opinion, shall deem such proposed transfer to be so exempt.

         7. Reload Option. If the Employee tenders shares of Common Stock to pay the exercise price of the Option, and/or withheld to pay the applicable

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CUSIP No. 701354102                                    Page 17 of 19 Pages
------------------------------                   ------------------------------

withholding taxes upon exercise of a portion of the Option, the Employee will receive a new option (the "Reload Option") to purchase that number of shares of Common Stock equal to the number of shares tendered to pay the exercise price and the withholding taxes. The Reload Option shall have an exercise price equal to the Fair Market Value as of the date of exercise of the Option. The Reload Option may be exercised commencing one year after it is granted and shall expire on the date of expiration of the Option.

         8.  Employee's Acknowledgments. The Employee hereby acknowledges that:

                  8.1 All reports and documents required to be filed by the Company with the Securities and Exchange Commission pursuant to the Exchange Act within the last 12 months have been made available to the Employee for his inspection.

                  8.2 If he exercises the Option, he may have to bear the economic risk of the investment in the Option Shares for an indefinite period of time because the Option Shares may not have been registered under the Act and cannot be sold by him unless they are registered under the Act or an exemption therefrom is available thereunder.

                  8.3 In his position with the Company, he has had both the opportunity to ask questions of and receive answers from the officers and directors of the Company and all persons acting on its behalf concerning the terms and conditions of the offer made hereunder and to obtain any additional information to the extent the Company possesses or may possess such information or can acquire it without unreasonable effort or expense necessary to verify the accuracy of the information obtained pursuant to subparagraph (a) above.

                  8.4 The Company shall place stop transfer orders with its transfer agent against the transfer of the Option Shares in the absence of registration under the Act or an exemption therefrom if required by the federal securities laws.

                  8.5 In the absence of registration under the Act, the certificates evidencing the Option Shares shall bear the following legend:

                  "The Shares represented by this certificate have been acquired for investment and have not been registered under the Securities Act of 1933. The shares may not be sold or transferred in the absence of such registration or an exemption therefrom under said Act."

         9.  Exercise of Option.

                  9.1 Subject to the terms and conditions of the Agreement, the Option may be exercised from time to time, in whole or in part, by written notice to the Company at its principal place of business. Such notice shall state the election to exercise the Option and the number of Option Shares in respect to which it is being exercised, and, if the Option Shares are not then registered for resale under the Act, such notice shall contain such representations as are reasonably required by the Company for the issuance of the Option shares at such time. Such notice shall be accompanied by payment of the full exercise price of the Option Shares.

                  9.2 The exercise price may be made on a "cashless basis'" as described below, or in cash or by check, bank draft or money order payable to the order of the Company.

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CUSIP No. 701354102                                    Page 18 of 19 Pages
------------------------------                   ------------------------------


If the Employee elects to make a "cashless" exercise of this Option, then payment of the exercise price may be made by the delivery to the Company of that number of shares of Common Stock owned by the Employee for at least six months having a Fair Market Value equal to the aggregate exercise price.

                  9.3 The Company shall issue a certificate or certificates evidencing the Option Shares as soon as practicable after the notice is received and the payment has cleared the banking system. The certificate or certificates evidencing the Option Shares shall be registered in the name of the person or persons so exercising the Option.

                  9.4 The Company hereby represents and warrants to the Employee that the Option Shares, when issued and delivered by the Company to the Employee in accordance with the terms and conditions hereof, will be duly and validly issued and fully paid and non- assessable.

         10. Withholding Taxes. Not later than the date as of which an amount first becomes includible in the gross income of Employee for Federal income tax purposes with respect to the Option, Employee shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any Federal, state and local taxes of any kind required by law to be withheld or paid with respect to such amount. The obligations of the Company pursuant to this Agreement shall be conditional upon such payment or arrangements with the Company and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Employee from the Company. Any required withholding tax may be paid at the election of the Employee in cash or by check, or by delivering shares of Common Stock owned by the Employee for at least six months having a Fair Market Value equal to the aggregate of the tax amount due.

         11. Miscellaneous

                  11.1 All notices provided for in this Agreement shall be in writing, and shall be deemed to have been duly given when delivered personally to the party to receive the same, when transmitted by electronic means, or when mailed first class postage prepaid, by certified mail, return receipt requested, addressed to the party to receive the same at his or its address set forth below, or such other address as the party to receive the same shall have specified by written notice given in the manner provided for in this Section 11. All notices shall be deemed to have been given as of the date of personal delivery, transmittal or mailing thereof.

                  If to Employee:

                           Jeffrey Parker
                           P.O. Box 56346
                           Jacksonville, Florida  32256
                           (Fax)  904-731-9112
                           (E-mail) jparker@parkervision.com

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CUSIP No. 701354102                                    Page 19 of 19 Pages
------------------------------                   ------------------------------



                  If to the Company:

                           ParkerVision, Inc.
                           8493 Baymeadows Way
                           Jacksonville, Florida  32256
                           Attn: President
                           (Fax) 904-448-6301
                           (Email) rsisisky@parkervision.com

                  11.2 This Agreement and the Employment Agreement set forth the entire agreement of the parties relating to the Option and is intended to supersede all prior negotiations, understandings and agreements. No provisions of this Agreement may be waived or changed except by a writing by the party against whom such waiver or change is sought to be enforced. The failure of any party to require performance of any provision hereof or thereof shall in no manner affect the right at a later time to enforce such provision.

                  11.3 All questions with respect to the construction of this Agreement and the rights and obligations of the parties hereunder shall be determined in accordance with the law of the State of Florida applicable to agreements made and to be performed entirely in Florida.

                  11.4 This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Company. Except as provided in
Section 6 of this Agreement or as permitted under the Plan, this Agreement shall not be assignable by Employee, but shall inure to the benefit of and be binding upon Employee's heirs and legal representatives.

                  11.5 Should any provision of this Agreement become legally unenforceable, no other provision of this Agreement shall be affected, and this Agreement shall continue as if the Agreement had been executed absent the unenforceable provision.

                  11.6 The Company represents that the cashless exercise and repurchase provisions set forth in Sections 3.4, 9.2, and 10 of this Agreement was specifically approved by the Board of Directors of the Company in connection with the approval of this Agreement.


         IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

                                          PARKERVISION, INC.

                                                /s/ Richard L. Sisisky
                                          By:_____________________________
                                                Richard L. Sisisky, President

                                                /s/ Jeffrey Parker
                                           -------------------------------
                                                JEFFREY PARKER